# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Commercial Bancgroup, Inc., CIK 0001981546
CUSIP: 20112C106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6710 Cumberland Gap Parkway, Harrogate, Tennessee (TN), 37752
Date of event which requires filing of this statement: 10/01/2025
Filed by CIK 0002089353
Persons authorized to receive notices and communications: Unified Shares LLC, 549 Londonderry Road, Harrogate, Tennessee (TN), 37752, 423-869-4755

## Reporting persons
- Unified Shares LLC (CIK 0002089353): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,167,820.5; sole dispositive power 0; shared dispositive power 1,167,820.5; aggregate amount beneficially owned 1,167,820.5 (8.5% of the class)
  Comment: Note to Row 13: The percentages reported in this Schedule 13D are based upon 13,697,986.5 shares of shares of common stock, par value $0.01 per share ("Common Stock") of Commercial Bancgroup, Inc. (the "Issuer") anticipated to be outstanding as of October 3, 2025 (according to the Issuer's Form 424B4 final prospectus as filed with the U.S. Securities and Exchange Commission (the "SEC") on October 2, 2025).
- Spurlock Martha S. (CIK 0002088587): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,262,826; sole dispositive power 0; shared dispositive power 1,262,826; aggregate amount beneficially owned 1,262,826 (9.2% of the class)
  Comment: Note to Rows 8 and 10: Includes (i) 95,005.5 shares of Common Stock held by Martha S. Spurlock jointly with her spouse and (ii) 1,167,820.5 shares of Common Stock held directly by Unified Shares LLC ("Unified"). Due to Ms. Spurlock's position as one of the managers of Unified, Ms. Spurlock may be deemed to beneficially own the shares of Common Stock held directly by Unified. Ms. Spurlock disclaims any beneficial ownership of the shares of Common Stock held directly by Unified except to the extent of his pecuniary interest therein, if any.
  
  Note to Row 13: The percentages reported in this Schedule 13D are based upon 13,697,986.5 shares of Common Stock anticipated to be outstanding as of October 3, 2025 (according to the Issuer's Form 424B4 final prospectus as filed with the SEC on October 2, 2025).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Commercial Bancgroup, Inc.
Address of issuer's principal executive offices: 6710 Cumberland Gap Parkway, Harrogate, Tennessee (TN), 37752

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being jointly filed by Unified Shares LLC, a Delaware limited liability company ("Unified") and Martha S. Spurlock (together with Unified, the "Reporting Persons").
Residence or business address: The business address of Unified is 549 Londonderry Road Harrogate, Tennessee 37752 and the business address of Ms. Spurlock is c/o Commercial Bancgroup, Inc., 6710 Cumberland Gap Parkway, Harrogate, Tennessee 37752.
Present principal occupation or employment: Ms. Spurlock currently serves on the Issuer's board of directors. The present principal business of Unified is that of a private investment entity, engaged in the purchase and sale of securities for investment for its own account. As a manager of Unified, Ms. Spurlock directs the voting and investment activities of Unified.
Criminal convictions in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Unified is organized under the laws of Delaware and Ms. Spurlock is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Unified is engaged in the purchase and sale of securities for investment on its own account. The source of funds for Unified is the investment capital of Unified. The source of the funds for Ms. Spurlock is personal funds and equity grants from the Issuer based on her service to the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The shares of Common Stock beneficially owned by Reporting Persons were acquired prior to closing of the initial public offering of securities of the Issuer which closed on October 3, 2025 (the "IPO"). Except as described herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate, in the future, plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The shares of Common Stock beneficially owned by the Reporting Persons are held for general investment purposes. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that they may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions.

In connection with the IPO, the directors and officers of the Issuer and certain of the other security holders of the Issuer, including the Reporting Persons, entered into lock-up agreements ("Lock-Up Agreements"), pursuant to which they agreed, subject to certain exceptions, not to offer, sell or otherwise transfer their shares of Common Stock, for a period of 180 days following the completion of the IPO in the case of the Issuer's executive officers and directors (which includes Ms. Spurlock), and for a period of 24 months following the completion of the IPO for other holders of Common Stock (which includes Unified). The foregoing description of the Lock-Up Agreements is a summary only and is qualified by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit B hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Schedule 13D other than the sale of 1,791,017 shares of Common Stock by Unified and 124,932 shares of Common Stock by Ms. Spurlock in connection with the IPO on October 3, 2025.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Items 3 and 4 of this Schedule 13D are incorporated into this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A -- Joint Filing Agreement, dated October 8, 2025.
Exhibit B -- Form of Lock-Up Agreement.

## Signatures
- Unified Shares LLC: /s/ Martha S. Spurlock, Martha S. Spurlock, Manager (10/08/2025)
- Spurlock Martha S.: /s/ Martha S. Spurlock, Martha S. Spurlock (10/08/2025)